INTERNATIONAL TOWER HILL MINES LTD.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from MacKay LLP, Chartered Accountants, of 1100 - 1177 West Hastings Street, Vancouver , British Columbia, Canada V6E 4T5 (the “Former Auditor”), to PricewaterhouseCoopers LLP, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 (the “Successor Auditor”), effective as of the 16th day of March, 2012.

The Former Auditor resigned at the request of the Company. The resignation of the Former Auditor and the appointment of the Successor Auditor, both effective March 16, 2012, have been considered and approved by the audit committee of the Company’s board of directors and by the full board.

There were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the Company’s two most recently completed financial years nor for any period subsequent to the period for which an audit report was issued up to and including March 16, 2012.

In the opinion of the Company’s audit committee and board of directors, there are no reportable events between the Company and the Former Auditor.

DATED at Vancouver, British Columbia, this 16th day of March, 2012.

INTERNATIONAL TOWER HILL MINES LTD.

Per:	(signed) Tom S. Q. Yip
Tom S. Q. Yip, Chief Financial Officer